Exhibit 99.2

                           ZARLINK SEMICONDUCTOR INC.

                             MATERIAL CHANGE REPORT
                                  Form 51-102F3

1. NAME & ADDRESS OF COMPANY:       Zarlink Semiconductor Inc.
                                    400 March Road
                                    Ottawa, Ontario
                                    K2K 3H4

2. DATE OF MATERIAL CHANGE:         November 23, 2005

3. NEWS RELEASE:                    A  press  release   reporting  the  material
                                    change was issued to the financial press on November 23, 2005, a copy of which is attached hereto.

4. SUMMARY OF MATERIAL CHANGE: Kari-Pekka Wilska Resigns from Zarlink's Board of Directors

5. FULL DESCRIPTION OF MATERIAL CHANGE: Zarlink Semiconductor announced that Kari-Pekka ("K-P") Wilska has stepped down from the Company's Board of Directors, effective immediately. He was appointed to the Board of Directors in November 2004 and resigned for personal reasons.

6. RELIANCE ON SECTION 7.1 (2) or   Not Applicable
   (3) OF NI 51-102:

7. OMITTED INFORMATION:             None

8. EXECUTIVE OFFICER:               Donald G. McIntyre
                                    Senior Vice President
                                    Human Resources
                                    General Counsel and Secretary
                                    (613) 270-7400

9. DATE OF REPORT:                  November 25, 2005

[LOGO] ZARLINK SEMICONDUCTOR                                        NEWS RELEASE

Kari-Pekka Wilska Resigns from Zarlink's Board of Directors

OTTAWA, CANADA, November 23, 2005 - Zarlink Semiconductor (NYSE/TSX: ZL), today announced that Kari-Pekka ("K-P") Wilska has stepped down from the Company's Board of Directors, effective immediately. He was appointed to the Board of Directors in November 2004 and resigned for personal reasons.

      "Mr. Wilska is a seasoned executive with broad knowledge of all aspects of mobile communications and telecommunications. His experience was a valuable asset to the Company," said Dr. Henry Simon, Chairman of the Board, Zarlink Semiconductor. "We gained from Mr. Wilska's presence on our Board, and thank him for his contributions."

About Zarlink Semiconductor

      For almost 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths, including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact investor relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to achieve profitability and generate positive cash flows in the future; our exposure to product warranty claims resulting from product defects or failures; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; our exposure to currency exchange rate fluctuations and other factors inherent in our international operations; and other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 25, 2005. Investors are encouraged to consider the risks detailed in this filing.

For further information:

Michael Salter                              Mike McGinn
Corporate Communications                    Investor Relations
613 270-7115                                613 270-7210
michael.salter@zarlink.com                  mike.mcginn@zarlink.com